SOUTHWESTERN RESOURCES CORP.

AN EXPLORATION STAGE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

(Unaudited)

CONSOLIDATED BALANCE SHEETS
(Unaudited)

		As at
($ in thousands)	June 30		December 31
	2007		2006
ASSETS	(See note 6)
CURRENT
CASH AND CASH EQUIVALENTS	$28,606		$57,688
SHORT-TERM INVESTMENT	3,190		5,784
EXPLORATION ADVANCES AND OTHER RECEIVABLES	771		452
	32,567		63,924
OTHER ASSETS	-		75
PROPERTY, PLANT AND EQUIPMENT (NOTE 4)	880		968
MINERAL PROPERTIES (NOTE 5)	53,013		50,555
INVESTMENTS (NOTE 6)	15,443		4,404
	$101,903		$119,926
LIABILITIES
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$1,834		$2,173
NON-CONTROLLING INTEREST (NOTE 11)	-		10,627
SHAREHOLDERS' EQUITY
SHARE CAPITAL (NOTE 7B)	175,098		179,239
ACCUMULATED OTHER COMPREHENSIVE INCOME (NOTE 7F)	1,499		-
CONTRIBUTED SURPLUS (NOTE 7E)	27,301		23,590
DEFICIT	(103,829)		(95,703)
	100,069		107,126
	$101,903		$119,926
NATURE AND CONTINUANCE OF OPERATIONS (NOTE 1)

See accompanying notes to consolidated financial statements

2     Southwestern Resources Corp.

CONSOLIDATED STATEMENTS
of Loss and Deficit
(Unaudited)

	Three months ended		Six months ended
($ in thousands)	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
EXPENSES
GENERAL AND ADMINISTRATIVE (NOTE 10, 7D)	$2,244	$2,181	$5,099	$5,428
AMORTIZATION	11	13	23	27
FOREIGN EXCHANGE LOSS	1,088	941	1,192	964
GENERAL EXPLORATION (NOTE 7D)	1,346	829	3,795	1,721
MINERAL PROPERTY COSTS WRITTEN OFF (NOTE 5)	153	494	153	494
LOSS BEFORE UNDERNOTED ITEMS	(4,842)	(4,458)	(10,262)	(8,634)
INTEREST AND OTHER INCOME	429	607	1,065	1,119
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	637	387	637	409
(NOTE 6B)
GAIN ON SALE OF INVESTMENTS (NOTE 6A)	212	435	3,558	435
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	(426)	199	(485)	166
(NOTE 6B)
NET LOSS BEFORE NON-CONTROLLING INTEREST	(3,990)	(2,830)	(5,487)	(6,505)
NON-CONTROLLING INTEREST (NOTE 11)	-	-	434	-
NET LOSS FOR THE PERIOD	(3,990)	(2,830)	(5,053)	(6,505)
DEFICIT AT BEGINNING OF PERIOD	(98,569)	(97,015)	(95,703)	(93,340)
LOSS ON REPURCHASE AND CANCELLATION OF OWN SHARES
(NOTE 7B)	(1,270)	-	(3,073)	-
DEFICIT AT END OF PERIOD	$(103,829)	$(99,845)	$(103,829)	$(99,845)
LOSS PER SHARE - BASIC AND DILUTED	$(0.09)	$(0.06)	$(0.11)	$(0.14)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	45,080,458	46,171,101	45,365,553	46,114,926

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended		Six months ended
($ in thousands)	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
NET LOSS FOR THE PERIOD	$(3,990)	$(2,830)	$(5,053)	$(6,505)
OTHER COMPREHENSIVE INCOME:
UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENT	(1,475)	-	(324)	-
COMPREHENSIVE LOSS FOR THE PERIOD	$(5,465)	$(2,830)	$(5,377)	$(6,505)

See accompanying notes to consolidated financial statements

Southwestern Resources Corp.    3

CONSOLIDATED STATEMENTS Of Cash Flows (Unaudited)

($ in thousands)	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(3,990)	$(2,830)	$(5,053)	$(6,505)
ITEMS NOT INVOLVING CASH
AMORTIZATION	11	13	23	27
STOCK-BASED COMPENSATION	1,125	1,236	3,878	3,737
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	(637)	(387)	(637)	(409)
NON-CONTROLLING INTEREST	-	-	(434)	-
GAIN ON SALE OF INVESTMENTS	(212)	(435)	(3,558)	(435)
MINERAL PROPERTY COSTS WRITTEN OFF	153	494	153	494
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	426	(199)	485	(166)
	(3,124)	(2,108)	(5,143)	(3,257)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:
INCREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(130)	(217)	(28)	(197)
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	338	187	319	101
CASH USED IN OPERATING ACTIVITIES	(2,916)	(2,138)	(4,852)	(3,353)
INVESTING ACTIVITIES
CASH REDUCTION ON COMMENCEMENT OF EQUITY ACCOUNTING	(15,378)	-	(15,378)	-
MINERAL PROPERTY EXPENDITURES	(4,137)	(5,328)	(8,739)	(8,592)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(71)	(179)	(184)	(370)
DECREASE IN SHORT-TERM INVESTMENTS	268	-	2,593	-
INCREASE IN INVESTMENTS	-	(5,351)	(517)	(5,351)
SALE OF INVESTMENTS	348	541	5,209	541
CASH USED IN INVESTING ACTIVITIES	(18,970)	(10,317)	(17,016)	(13,772)
FINANCING ACTIVITY
SHARES (PURCHASED) ISSUED	(2,246)	582	(7,214)	1,146
CASH (USED IN) PROVIDED BY FINANCING ACITVITY	(2,246)	582	(7,214)	1,146
DECREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(24,132)	(11,873)	(29,082)	(15,979)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	52,738	59,703	57,688	63,809
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$28,606	$47,830	$28,606	$47,830
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$26,103	$44,088	$26,103	$44,088
SHORT – TERM INVESTEMENTS	2,503	3,742	2,503	3,742
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$28,606	$47,830	$28,606	$47,830

SUPPLEMENTAL CASH FLOW INFORMATION (NOTE 12)

See accompanying notes to consolidated financial statements

4     Southwestern Resources Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2007 All tabular amounts are in thousands of dollars Unaudited

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially those with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets.

On July 19, 2007, the Company announced it had determined that there were deficiencies in its control procedures for its Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and has initiated a detailed review. Such review includes checking and confirming the Company’s database for the Boka Project against the underlying official assay certificates to achieve a validated database. The review is ongoing as at the date of this report and the Company is expected to provide an update in due course.

The consolidated financial statements as at June 30, 2007 do not include any adjustment relating to the recoverability and classification of costs associated with the Boka Project that may be necessary should the Company subsequently determine that its recorded value, $40.9 million at June 30, 2007, has been impaired. The Company can provide no assurance that the ongoing review of the Boka Project will not result in an impairment charge.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec, where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented drilling results, and other data and information relating to the Boka Project. The Company intends to vigorously defend itself against such claims. The consolidated financial statements as at June 30, 2007 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims.

The Company’s continuing operations are dependent upon its ability to either secure additional equity capital or generate cash flow from operations in the future, which is not assured. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary, should the Company be unable to secure additional equity capital or generate cash from operations in the future.

2. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2006, except for the items discussed in note 3 and note 6 below. These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three and six month periods ended June 30, 2007 and 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

3. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

FINANCIAL INSTRUMENTS RECOGNITION AND MEASUREMENT (SECTION 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-

Southwestern Resources Corp.    5

for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost. Investments in significantly influenced affiliates are classified as held-to-maturity, which are measured at amortized cost. The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time (see Note 7(f)).

COMPREHENSIVE INCOME (SECTION 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the six month period ended June 30, 2007 are disclosed in Note 7(f).

4. PROPERTY, PLANT AND EQUIPMENT

			As at June 30, 2007
		Accumulated
	Cost	Amortization	Net Book Value
OFFICE AND OTHER EQUIPMENT	$940	$641	$299
COMPUTER EQUIPMENT	1,008	748	$260
VEHICLES	899	578	$321
	$2,847	$1,967	$880
		As at December 31, 2006
		Accumulated
	Cost	Amortization	Net Book Value
OFFICE AND OTHER EQUIPMENT	$931	$616	$315
COMPUTER EQUIPMENT	945	714	231
VEHICLES	962	540	422
	$2,838	$1,870	$968

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $103,603 (June 30, 2006 - $95,437) during the period.

5. MINERAL PROPERTIES

A)

	June 30, 2007	December 31, 2006
CHINA
BOKA	$40,936	$35,967
YUNNAN GOLD	860	857
OTHER	596	586
TOTAL CHINA	42,392	37,410

6     Southwestern Resources Corp.

	June 30, 2007	December 31, 2006
PERU
LIAM	5,706	5,138
ACCHA-YANQUE	--	3,108
BAMBAS WEST	--	738
BAMBAS COPPER	1,193	974
ANTAY	647	960
PACAPAUSA	264	262
OTHER	2,811	1,965
TOTAL PERU	10,621	13,145
TOTAL	$53,013	$50,555

B) For the period ended June 30, 2007 the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF PERIOD	$35,967	$5,138	$3,108	$6,342	$50,555
PROPERTY ACQUISITION, AND MAINTENANCE	6	204	1	133	344
ANALYTICAL	181	13	55	24	273
GEOLOGY	2,342	329	666	426	3,763
DRILLING	2,198	--	981	305	3,484
RESEARCH	15	13	15	13	56
PROJECT ADMINISTRATION	227	9	132	97	465
PROPERTY COSTS WRITTEN OFF	--	--	--	(153)	(153)
DECONSOLIDATION OF ZINCORE METALS INC.	--	--	(4,958)	(816)	(5,774)
BALANCE, END OF PERIOD	$40,936	$5,706	$ --	$6,371	$53,013

For the year ended December 31, 2006, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$25,596	$3,194	$1,256	$4,833	$34,879
PROPERTY ACQUISITION AND MAINTENANCE	17	361	200	534	1,112
ANALYTICAL	346	56	94	135	631
GEOPHYSICS	21	33	--	46	100
GEOLOGY	3,718	1,341	1,152	1,524	7,735
DRILLING	5,820	111	279	28	6,238
RESEARCH	26	15	46	22	109
PROJECT ADMINISTRATION	423	27	81	4	535
PROPERTY COSTS WRITTEN OFF	--	--	--	(593)	(593)
COST RECOVERY	--	--	--	(191)	(191)
BALANCE, END OF YEAR	$35,967	$5,138	$3,108	$6,342	$50,555

See note 1 for description of Boka Project.

During the six month period ended June 30, 2007, expenditures totaling $153,000 were written off relating to various non-core projects in Peru. During the same period in 2006, expenditures totaling $494,000 relating to the Minispata Property in Peru were written off.

6. INVESTMENTS

A)

			June 30, 2007
	Ownership %	Carrying Value	Quoted Market Value
ZINCORE METALS INC. – SIGNIFICANTLY INFLUENCED AFFILIATE	49.4	$10,049	$30,480
SUPERIOR DIAMONDS INC.	13.0	2,925	3,981
OTHER INVESTMENTS	--	2,469	2,469
		$15,443	$36,930

Southwestern Resources Corp.    7

			December 31, 2006
	Ownership %	Carrying Value	Quoted Market Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY INFLUENCED AFFILIATE	14.8	$1,919	$3,082
OTHER INVESTMENTS	--	2,485	5,913
		$4,404	$8,995

In April 2007, the Company sold 500,000 common shares of Zincore Metals Inc. (“Zincore”) for gross proceeds of $350,000 and recorded a gain of $212,000. This sale caused the Company’s interest in Zincore to be reduced from 50.4% to 49.7% . As a result of the reduction of the Company’s interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company’s balance sheet effective April 1, 2007. The assets and liabilities of Zincore excluded from consolidation and the investment carrying value as at June 30, 2007 are detailed as follows:

CASH	$15,378
EXPLORATION ADVANCES AND OTHER RECEIVABLES	171
OTHER ASSETS	75
PROPERTY, PLANT AND EQUIPMENT	146
RESOURCE PROPERTIES	5,774
21,544
ACCOUNTS PAYABLE AND ACCRUED CHARGES	(662)
NON-CONTROLLING INTEREST	(10,360)
INVESTMENT AS AT APRIL 1, 2007	$10,522
SALE OF SHARES	(136)
EQUITY IN LOSS (APRIL 1, 2007 TO JUNE 30, 2007)	(398)
GAIN ON DILUTION	61
INVESTMENT AS AT JUNE 30, 2007	$10,049

During the six month period ended June 30, 2007, the Company sold all of its common shares of Lake Shore Gold Corp. (“Lake Shore”) and recorded a gain of $3,346,000. As well, during the same period the Company purchased 1,361,000 common shares of Superior Diamonds Inc. (“Superior”) at a cost of $517,000. Due to the Company and Superior no longer having a director and president in common, the Company will account for its investment using the cost method instead of the equity method as the Company no longer has significant influence.

B)

		For the three months ended		For the three months Ended
		June 30, 2007		June 30, 2006
	Gain on shares issued by	Equity in operations of	Gain on shares issued by	Equity in operations of
	affiliated companies (i)	affiliated companies (ii)	affiliated companies (i)	affiliated companies (ii)
SUPERIOR DIAMONDS INC.	$576	$(28)	$387	$199
ZINCORE METALS INC.	61	(398)	--	--
	$637	$(426)	$387	$199
		For the six months ended		For the six months ended
		June 30, 2007		June 30, 2006
	Gain on shares issued by	Equity in operations of	Gain on shares issued by	Equity in operations of
	affiliated companies(i)	affiliated companies (ii)	affiliated companies (i)	affiliated companies (ii)
SUPERIOR DIAMONDS INC.	$576	$(87)	$409	$166
ZINCORE METALS INC.	61	(398)	--	--
	$637	$(485)	$409	$166

I.	Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

II.	Equity in operations of affiliated companies represents the Company’s share of the net gains or losses for the reporting period in a significantly influenced company.

8     Southwestern Resources Corp.

7. SHARE CAPITAL

A) Authorized unlimited common shares without par value. B) Issued and outstanding during the period:
							For the six months ended
									June 30, 2007
	Number of			Treasury			Number of Shares
	Shares Issued		Amount	Shares		Amount	Outstanding		Amount
	(000	’s)		(000	’s)		(000	’s)
BEGINNING OF PERIOD	45,895		$179,571	41		$332	45,854		$179,239
SHARES PURCHASED	--		--	931		7,214	(931)		(7,214)
CANCELLED SHARES	(759)		(2,968)	(759)		(6,041)	--		3,073
END OF PERIOD	45,136		$176,603	213		$1,505	44,923		$175,098

									For the year ended
									December 31, 2006
	Number of			Treasury			Number of Shares
	Shares Issued		Amount	Shares		Amount	Outstanding		Amount
	(000	’s)		(000	’s)		(000	’s)
BEGINNING OF YEAR	46,014		$179,701	80		$778	45,934		$178,923
OPTIONS EXERCISED	228		899	--		--	228		899
PRIVATE PLACEMENT	58		556	--		--	58		556
SHARES PURCHASED	--		--	366		3,342	(366)		(3,342)
CANCELLED SHARES	(405)		(1,585)	(405)		(3,788)	-		2,203
END OF YEAR	45,895		$179,571	41		$332	45,854		$179,239

During the six month period ended June 30, 2007, the Company purchased 930,600 of its own common shares for costs totalling $7,213,705 pursuant to its normal course issuer bid. During the same period, 717,600 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3,072,876 being recorded as a charge to deficit.

C) Stock Options

Under the Company’s stock option plan there were 4,227,000 options outstanding at June 30, 2007 with a weighted average price of $10.32. Of the options outstanding, 3,613,750 options were exercisable with a weighted average price of $10.73

	For the six months ended June 30, 2007
	Number of shares	Weighted Average
	(in thousands)	Exercise Price
OUTSTANDING AT BEGINNING OF PERIOD	4,088	$13.19
GRANTED	1,246	$7.93
EXERCISED/CANCELLED	(1,107)	$18.19
OUTSTANDING AT END OF PERIOD	4,227	$10.32
EXERCISABLE AT END OF PERIOD	3,614	$10.73

D) Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the six month period ended June 30, 2007, the Company recognized stock-based compensation expense and included this amount in contributed surplus as follows:

Southwestern Resources Corp.    9

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
OFFICE SALARIES	$297	$409	$767	$1,309
CONSULTING FEES	477	639	1,183	1,803
GENERAL EXPLORATION	351	188	1,592	625
ZINCORE	--	--	336	--
TOTAL	$1,125	$1,236	$3,878	$3,737

For the six months ended June 30, 2007, the stock-based compensation value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $3.37 (June 30, 2006 - $5.97) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 53% (June 30, 2006 - 54%); risk free interest rate of 4.0% (June 30, 2006 – 4.0%); and expected life of 3.4 years (June 30, 2006 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

E) Contributed Surplus

	Six months ended June 30, 2007	Year Ended December 31, 2006
BALANCE, BEGINNING OF PERIOD	$23,590	$20,115
STOCK-BASED COMPENSATION	3,878	4,855
CANCELLED SHARES	--	(1,290)
STOCK OPTIONS EXERCISED	--	(309)
STOCK OPTIONS GRANTED BY SUBSIDIARY	169	219
STOCK-BASED COMPENSATION REMOVED ON	(336)	--
COMMENCEMENT OF EQUITY ACCOUNTING
BALANCE, END OF PERIOD	$27,301	$23,590

F) Accumulated other comprehensive income

Six Months Ended June 30, 2007
BALANCE AT DECEMBER 31, 2006	$ --
ADJUSTMENT FOR CUMULATIVE UNREALIZED GAINS ON AVAILABLE-	3,428
FOR-SALE INVESTMENTS AT TRANSITION DATE ON JANUARY 1, 2007
REALIZED GAIN ON SALE OF AVAILABLE-FOR-SALE INVESTMENT	(1,605)
UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENTS	(324)
BALANCE AT JUNE 30, 2007	$1,499

8. RELATED PARTY TRANSACTIONS

During the three and six month periods ended June 30, 2007 and June 30, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors. The Company received management fees, which are recorded as other income from Superior, Lake Shore and Zincore. These are companies which are related by way of directors in common and/or by way of a management services agreement as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
REMUNERATION PAID TO OFFICERS / DIRECTORS	$398	$113	$530	$239
MANAGEMENT FEES RECEIVED	$90	$18	$110	$36

There was also an amount of $88,743 (December 31, 2006 - $5,669) due to Southwestern from the above mentioned companies at June 30, 2007.

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

10     Southwestern Resources Corp.

9. SEGMENTED INFORMATION

INDUSTRY INFORMATION
The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION
The Company’s only sources of revenue for the six month period ended June 30, 2007 arose from interest earned on corporate cash reserves and management fees. The Company has non-current assets in the following geographic locations:

	June 30, 2007	December 31, 2006
CHINA	$42,674	$37,652
PERU	11,059	13,694
CANADA	15,603	4,656
	$69,336	$56,002

10. GENERAL AND ADMINISTRATIVE

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
CONSULTING	$1,029	$958	$2,256	$2,442
SHAREHOLDER INFORMATION	172	129	422	306
OFFICE	218	181	625	441
LEGAL AND ACCOUNTING	145	193	265	319
TRAVEL	118	33	162	120
SALARIES AND BENEFITS	562	687	1,369	1,800
TOTAL	$2,244	$2,181	$5,099	$5,428

11. NON-CONTROLLING INTEREST

At June 30, 2007, the Company’s non-controlling interest in Zincore was comprised of the following:

	June 30, 2007	December 31, 2006
BALANCE, BEGINNING OF PERIOD	$10,627	$--
CREATION OF NON-CONTROLLING INTEREST DUE	--	10,844
TO SALE OF SHARES BY SUBSIDIARY
SHARE OF STOCK OPTIONS GRANTED	167	215
SHARE OF NET LOSS OF SUBSIDIARY FOR PERIOD	(434)	(432)
LOSS OF CONTROLLING INTEREST	(10,360)	--
BALANCE, END OF THE PERIOD	$ --	$10,627

12. SUPPLEMENTAL CASH FLOW INFORMATION

In March 2006, the Company received 444,444 common shares of Superior in settlement for a note receivable valued at $200,000.

13. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

14. SUBSEQUENT EVENT (Except for those subsequent events noted elsewhere in these financial statements.)

On July 23, 2007, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to ensure fair treatment for all shareholders in the event of a take-over bid or any other attempt to acquire a controlling interest in the Company. Provisions of the Rights Plan include the limitation on shareholder ownership at 20% of the outstanding common shares in the absence of a take-over bid for all outstanding common shares and a requirement for a take-over bid to be open for a minimum of 60 days. The Rights Plan is effective immediately and must be ratified by shareholders within six months of its adoption date.

Southwestern Resources Corp.    11